Filed Pursuant to Rule 433

Registration No. 333-181542

FINAL TERM SHEET

Dated May 14, 2013

THE HERSHEY COMPANY

$250,000,000 2.625% NOTES DUE MAY 1, 2023

Name of Issuer:	The Hershey Company

Title of Securities:	2.625% Notes due May 1, 2023 (“Notes”)

Aggregate Principal Amount:	$250,000,000

Issue Price (Price to Public):	99.740% of principal amount

Maturity:	May 1, 2023

Coupon (Interest Rate):	2.625%

Benchmark Treasury:	UST 1.750% due May 15, 2023

Spread to Benchmark Treasury:	T+72 basis points (0.720%)

Benchmark Treasury Price and Yield:	$98-10+; 1.935%

Yield to Maturity:	2.655%

Interest Payment Dates:	May 1 and November 1 of each year, commencing on November 1, 2013

Interest Payment Record Dates:	April 15 and October 15 of each year

Redemption Provisions:	Treasury plus 12.5 basis points prior to the date that is 90 days prior to scheduled maturity date of the Notes.

At any time on or after the date that is 90 days prior to the scheduled maturity date of the Notes, we may redeem the Notes in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, up to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control Offer:	Offer to repurchase at 101% of principal amount plus accrued interest to repurchase date upon change of control resulting in a rating below investment grade

Denominations:	$2,000 or integral multiples of $1,000 in excess thereof

Legal Format:	Registration Statement No. 333-181542

Net Proceeds to The Hershey Company:	$248,225,000

Settlement Date:	T + 3 days; May 17, 2013

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. PNC Capital Markets LLC

Co-Managers:	Santander Investment Securities Inc. SMBC Nikko Capital Markets Limited U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

CUSIP:	427866 AT5

ISIN:	US427866AT54

The offer and sale of the Securities to which this final term sheet relates have been registered by The Hershey Company by means of a registration statement on Form S-3 (SEC File No. 333-181542).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or UBS Securities LLC toll free at 1-877-827-6444, ext. 5613884.

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